UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 17, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave. NW, Third Floor, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise Insight Two, LLC

On January 17, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Fundrise Insight Two, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $6,502,187, which is the initial stated value of our equity interest in the RSE Insight Controlled Subsidiary (the “RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to acquire a single stabilized garden-style multifamily property totaling 118 units located at 751 S. Florida Street, Arlington, VA 22204 (the “Tyroll Hill Property”). The closing of both the RSE Insight Investment and the Tyroll Hill Property occurred concurrently.

The RSE Insight Controlled Subsidiary is managed by the principals of FI Two Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington DC Metro based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

Pursuant to the agreements governing the RSE Insight Investment (the “RSE Insight Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary, including the Tyroll Hill Property. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Insight Investment, paid directly by the RSE Insight Controlled Subsidiary.

The Tyroll Hill Property, which is held through Tyroll Owner, LLC, a wholly-owned subsidiary of the RSE Insight Controlled Subsidiary, was acquired for a purchase price of approximately $20,250,000. Insight anticipates additional hard costs of approximately $705,767 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,397,640, bringing the total projected project cost for the Tyroll Hill Property to approximately $22,353,407. To finance the acquisition of the Tyroll Hill Property, a $15,509,000 senior secured loan, with a ten (10) year initial term at a 4.50% interest rate with five-years interest only, was provided by Capital One- Fannie Mae (the “Tyroll Hill Senior Loan”), with the remaining equity contributions to the RSE Insight Controlled Subsidiary being contributed 95% by us and 5% by Insight and its affiliates.

As of the closing date, the Tyroll Hill Senior Loan had an approximate LTC ratio of 69.4%. LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Tyroll Hill Property consists of a 118-unit, three story garden-style apartment property in Arlington, VA. The Property's nine buildings were constructed in 1950 and most recently renovated in 2005. The build is of well-maintained concrete block with brick veneer.

The Arlington, VA market presents a strong opportunity arising from low vacancy and high rents. Arlington’s economy relies upon extensive government offices, military installations (and related government contracting), commercial business activity, associations/nonprofit organizations, and tourism. In the past decades, there has also been substantial expansion of technology related companies.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 23, 2017